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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

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                                   ALUMAX INC.
                            (NAME OF SUBJECT COMPANY)

                                   ALUMAX INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    022197107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                      ------------------------------------


                                 HELEN M. FEENEY
                                   ALUMAX INC.
                      3424 PEACHTREE ROAD, N.E., SUITE 2100
                             ATLANTA, GEORGIA 30326
                            TELEPHONE: (404) 846-4600
                           TELECOPIER: (404) 846-4533
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON(S) FILING STATEMENT)

                                 WITH COPIES TO:
                                JOHN EVANGELAKOS
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 558-4000
                           TELECOPIER: (212) 558-3588

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     This Amendment No. 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by inserting the following paragraph at the end of that Item.

     On May 22, 1998, the Parent and the Company issued a joint press release announcing that the Parent has provided the Antitrust Division with additional information requested under the HSR Act in connection with the Offer and the Merger and believes that it is now in substantial compliance with that request. The Company also announced that it has sent to the Antitrust Division the final submission of additional information requested by the civil investigative demand it received from the Antitrust Division with regard to the Offer and the Merger and, upon receipt by the Antitrust Division of this submission, the Company believes it will have fully responded to the Antitrust Division's request. In addition, the Parent has agreed with the Antitrust Division that it will not close the Offer prior to June 15, 1998 in order for the Antitrust Division to complete its review. A copy of the joint press release issued by the Parent and the Company with respect to the foregoing is attached hereto as Exhibit 17 and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following Exhibit:

     17. Joint Press Release issued by the Parent and the Company on May 22,
1998.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                       ALUMAX INC.


                                       By: /s/ Helen M. Feeney
                                       ----------------------------------------
                                             Name:   Helen M. Feeney
                                            Title:   Vice President
                                                     and  Corporate Secretary


Dated: May 22, 1998



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                                  EXHIBIT INDEX


EXHIBIT                                                      PAGES IN SEQUENTIAL
  NO.                                                        NUMBERING SYSTEM
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17.      Joint Press Release issued by the Parent and the
         Company on May 22, 1998.